December 30, 2011

VIA EDGAR
Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Infinity China 1 Acquisition Corporation
Amendment No.2 to Registration Statement on Form S-1 Filed July 15, 2011 File No. 333-173575

Dear Mr. Dobbie:

Infinity China 1 Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”) is electronically transmitting hereunder our updated response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 26, 2011 (which original response was initially filed on September 6, 2011 along with Amendment No. 3) regarding the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on July 15, 2011. Marked versions of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) are enclosed herewith reflecting all cumulative changes to the Registration Statement filed on July 15, 2011 (which, as discussed with the Staff last week, includes marked changes also included in Amendment No. 3 filed on September 6, 2011 which was not reviewed by the Staff). Four clean and four marked copies of this filing are being sent via hand delivery to Donald Field.

In addition to the responses below, please be advised that Amendment No. 4 reflects a change to the representative of the underwriters and resulting changes in the deal terms which include, but are not limited to: fees payable to the underwriters; the time period the Company will have to consummate the business combination; the exercise period of the warrants; the purchasers of the insider warrants (which now includes the representatives of the underwriters and its designees) and the purchase price of such warrants; and the application of the listing of our securities on the Nasdaq Capital Market.  As discussed with the Staff, we have withdrawn the Registration Statement for Infinity China 2 Acquisition Corporation.  We intend to file, next week, an exhibit only amendment to the Registration Statement to include all exhibits that were previously filed and reviewed by the Staff to reflect the above-mentioned changes.  The only exhibits included in Amendment No. 4 are Exhibits 5.1 (in response to comment No. 9 below) and 23.1 (auditor consent),

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Infinity 1 registration statement. Please revise each registration statement as applicable.

As discussed above, we have withdrawn the filing for Infinity China 2 Acquisition Corporation.

As discussed above, we have withdrawn the filing for Infinity China 2 Acquisition Corporation.

2.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

We note the Staff's comment and will update the financial statements as necessary.

3.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-l registration statement.

We have included the currently dated consent as requested.

Summary, page 1

The Offering, page 7

FPI status, page 14

4.	We note your disclosure in the third sentence that the first day of your 2012 fiscal year is April 1, 2011. We note this date reference should be April 1, 2012. Please revise.

We have revised Amendment No. 4 in response to the Staff’s comment.

Limitation on redemption rights and voting rights of shareholders holding 10% or more, page 20

5.
We note your response to our prior comment six and reissue in part. Please provide an opinion of local counsel which opines on the validity and enforceability of the restriction of voting power and transfer of voting power to another party as contemplated by the “Excess Shares” provision of your charter documents.

We have deleted reference to the restriction on voting since it is not permitted under the Nasdaq listing rules for blank check companies.

Risk Factors, page 28

Because of our limited resources and the significant competition, page 35

6.	The sixth through eighth sentences in this risk factor appear misplaced. Please revise or advise.

We have revised Amendment No. 4 to delete the referenced sentences.

Where You Can Find Additional Information, page 176

7.
We note your disclosure in the second paragraph is presented as if you are not a foreign private issuer, including, for example, the reference to filing proxy statements. Please revise based on your current status as a foreign private issuer. To the extent you intend to elect to report on domestic forms while you qualify as a foreign private issuer, please revise to clarify this intention. Please also revise the Periodic Reporting and Financial Information section on page 118 accordingly.

We have revised Amendment No. 4 in response to the Staff’s comment.

Exhibit 3.2

8.
We note that the Form of Amended and Restated Memorandum and Articles of Association filed with both registration statements refer to Infinity 2. Please revise Exhibit 3.2 for the Infinity 1 registration statement as applicable.

We have revised Exhibit 3.2 (which was filed along with Amendment No. 3) to the Registration Statement in response to the Staff’s comment.

Exhibit 5.1

9.
We note your response to our prior comment 13 and reissue in part. Please have counsel revise the legal, valid, binding and enforceable assumption in clause 2(b) to carve out the company. To the extent counsel has relied on the opinion of Ellenoff Grossman & Schole LLP with respect to New York law in clause 2(b), please revise accordingly. With respect to clause 2(c), to the extent the validity of choice of law is a necessary finding in support of the opinion, please have counsel either delete the assumption or revise to clarify that counsel is relying on the opinion of Ellenoff Grossman & Schole LLP with respect to New York law in clause 2(c). Please have counsel either delete clause 2(h) or revise to clarify that the assumption is limited to actions outside of the company’s control. Please have counsel delete the assumptions contained in clause 2(j). We view these statements as legal conclusions that should not be assumed away by legal counsel.

Counsel has revised Exhibit 5.1 (included in Amendment No. 4) in response to the Staff’s comment.

* * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Svetlana Lebedev, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Mark Chess

Mark Chess

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller EarlyBirdCapital Inc.